UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                         PLATINUM ENERGY RESOURCES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Mark Nordlicht
                          Platinum Management (NY) LLC
                                152 West 57th St.
                            New York, New York 10019
   (212) 582-2222 (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 9, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO.   727659104                                          Page 2 of 5 Pages
---------------------                                          -----------------

---------------------- ---------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
                       ONLY)

                       PLATINUM MANAGEMENT (NY) LLC (74-3027870)
---------------------- ---------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                       (a) |_|
                       (b) |_|
---------------------- ---------------------------------------------------------
3                      SEC USE ONLY

---------------------- ---------------------------------------------------------
4                      SOURCE OF FUNDS*
                       N/A
---------------------- ---------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                        |_|

---------------------- ---------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION
                       NEW YORK
---------------------- -------- ------------------------------------------------
  NUMBER OF SHARES     7        SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                                                            0
     PERSON WITH
                       -------- ------------------------------------------------
                       8        SHARED VOTING POWER

                                                                               0
                       -------- ------------------------------------------------
                       9        SOLE DISPOSITIVE POWER

                                                                               0

                       -------- ------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                                                               0

---------------------- ---------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       0
---------------------- ---------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       |_|

---------------------- ---------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0%
---------------------- ---------------------------------------------------------
14                     TYPE OF REPORTING PERSON*

                       OO
---------------------- ---------------------------------------------------------

                                Page 2 of 5 Pages

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO.   727659104                                          Page 3 of 5 Pages
---------------------                                          -----------------

---------------------- ---------------------------------------------------------
1                      NAMES OF REPORTING PERSONS
                       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
                       ONLY)

                       MARK NORDLICHT

---------------------- ---------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                       (a) |_|
                       (b) |_|
---------------------- ---------------------------------------------------------
3                      SEC USE ONLY

---------------------- ---------------------------------------------------------
4                      SOURCE OF FUNDS*
                       N/A
---------------------- ---------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)                        |_|
---------------------- ---------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION
                       UNITED STATES
---------------------- -------- ------------------------------------------------
  NUMBER OF SHARES     7        SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                                                            0
     PERSON WITH
                       -------- ------------------------------------------------
                       8        SHARED VOTING POWER

                                                                               0
                       -------- ------------------------------------------------
                       9        SOLE DISPOSITIVE POWER

                                                                               0

                       -------- ------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                                                               0

---------------------- ---------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       0
---------------------- ---------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES*                                       |_|


---------------------- ---------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0%
---------------------- ---------------------------------------------------------
14                     TYPE OF REPORTING PERSON*

                       IN
---------------------- ---------------------------------------------------------

                                Page 3 of 5 Pages

         This Amendment No. 1 amends and supplements the Schedule 13D heretofore filed by Platinum Management (NY) LLC and Mark Nordlicht (the "Reporting Persons") with the Securities and Exchange Commission on July 11, 2006 with respect to the shares of common stock of Platinum Energy Resources, Inc. as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) - (b)

         Beneficial ownership is calculated based upon 24,068,675 shares of Common Stock outstanding on March 15, 2009.

         As of the date of this Amendment No. 1 the Reporting Persons beneficially owned no shares of Common Stock, representing 0% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Common Stock.

         (c) On June 9, 2009, the Reporting Persons disposed of 2,130,000 shares of Common Stock in two private transactions: a sale of 1,630,000 shares at a price of $0.50 per share for aggregate consideration of $815,000 and a transfer of 500,000 shares as a gift.

         (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on June 9, 2009.

Item 7. Material to be Filed as Exhibits.

         The Joint Filing Statement dated as of July 11, 2006 filed as Exhibit A to the Schedule 13D is hereby incorporated by reference.









                                Page 4 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2009


                                      PLATINUM MANAGEMENT (NY) LLC

                                      By: /s/ Mark Nordlicht
                                          ------------------------------------
                                      MARK NORDLICHT
                                      MANAGING MEMBER


                                      /s/ Mark Nordlicht
                                      ----------------------------------------
                                      MARK NORDLICHT

















                                Page 5 of 5 Pages